Seabridge Gold Inc.

September 21, 2007

Mr. Brad Skinner                                                                           VIA FAX AND COURIER
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC
USA 20549-7010

Dear Mr. Skinner:

Re: Your Letter Dated September 5, 2007
Seabridge Gold Inc. – File No. 001-32135

We are hereby responding to your review letter and the three points described therein as follows:

Point 1.
We will promptly place the recommended cautionary note on our website in conjunction with the resource estimate disclosures.

Point 2.
The Company’s NI43-101 reports, which are filed on SEDAR, contain all of the details to comply with such reporting requirements.  We believe that sufficient information is presented in the text about the NI43-101 reports and that the entire reports are referenced in the text to permit investors who desire such further information to easily obtain it, that we did not think it necessary to report all of the details in the NI43-101 reports in the 2006 Form 20-F filings. However, we would consider providing additional details in the 2007 filings.

Point 3.
The information regarding Houston Oil and Minerals relates to 1979 and was provided as historical information only prior to the Company acquiring the property in 2000, more than twenty years later.  The Houston Oil information is immaterial to the project and the Company.  In the Form 20-F, the Company discloses its Mineral Resources in chart forms for its properties whereas this information was part of a sentence.  We will remove this sentence in the 2007 Form 20-F filings.

In addition to the points above and further to your review letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292          Facsimile: (416) 367-2711          info@seabridgegold.net

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based upon the responses in this letter, we do not believe any amendment to our 2006 Form 20-F is necessary.  Should you desire to discuss our responses, please call me at 416 367-9292.

Yours truly,

/s/ Rodereick Chisholm

Roderick Chisholm
Chief Financial Officer